TECHNOLOGY TRANSFER AGREEMENT

This Technology Transfer Agreement (this "Agreement") is made effective as of the 31st day of December, 2006 (the "Effective Date")

BETWEEN:

GEORGE LISZICASZ, an individual residing in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "Vendor")

- and -

ENERGY EXPLORATION TECHNOLOGIES INC. a body corporate, duly continued under the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "Purchaser")

RECITALS

The recitals to this Agreement are:

A.

Prior to the Effective Date, the Vendor was the registered and beneficial owner of the Assets.

B.

The Vendor has agreed to sell the Assets to the Purchaser and the Purchaser has agreed to purchase the Assets from the Vendor, on the terms and conditions set out in this Agreement.

C.

The Parties desire to make a joint election under subsection 85(1) of the ITA in respect of the disposition by the Vendor to the Purchaser of the Assets.

COVENANTS AND AGREEMENT

In consideration of the terms and conditions set out in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties covenant and agree as follows:

1.

Definitions

In this Agreement, unless the context otherwise requires, the following terms have the meanings respectively ascribed thereto:

1.1

"ACTA" means the Alberta Corporate Tax Act, R.S.A. 2000, c. A-15, as amended from time to time.

1.2

"Assets" means the assets that are described in Schedule A and that are to be sold by the Vendor to the Purchaser pursuant to Section 4.

1.3

"Competent Authority" means, collectively and individually, any or all of

(a)

the Minister of National Revenue or the Canada Revenue Agency,

(b)

the Minister of Revenue (Alberta) or the tax or fiscal authority of any province or territory, or

(c)

a court or tribunal of competent jurisdiction.

1.4

"Consideration Shares" means 10,000,000 Preferred shares of the Purchaser that are described in Schedule A and that are to be issued to the Vendor pursuant to Subsection 5.2.

1.5

"Effective Date" means the date specified in Schedule A.

1.6

"Effective Time" means the time on the Effective Date that is specified in Schedule A or in an applicable closing agenda as being the time when the sale and purchase of the Assets are to take effect.

1.7

"Election Amount" means the lesser of

(a)

the adjusted cost base to the Vendor of the Assets at the Effective Time, which is understood to be the amount specified as such in Schedule A, and

(b)

the fair market value of the Assets at the Effective Time, which is understood to be the amount specified as such in Schedule A,

such that the Election Amount is understood to be the amount specified as such in Schedule A.

1.8

"ETA" means the Excise Tax Act, R.S.C. 1985, c. E-15, as amended by S.C. 1990, c. 45, and as further amended from time to time.

1.9

"ITA" means the Income Tax Act, R.S.C. 1985, Fifth Supplement, c. 1, as amended from time to time.

1.10

"Parties" means the Vendor and the Purchaser.

1.11

"Price" means the sale and purchase price for the Assets, as specified in Subsection 5.1.

1.12

"Stated Capital Amount" means the amount that is specified as the stated capital in Schedule A and that is to be added to the stated capital account for the Consideration Shares pursuant to Subsection 5.3.

2.

Statutory Terms

In this Agreement, unless otherwise required by the context,

2.1

"adjusted cost base" has the meaning assigned by section 54 of the ITA,

2.2

"common share" has the meaning assigned by subsection 248(1) of the ITA,

2.3

"disposition" has the meaning assigned by subsection 248(1) of the ITA,

2.4

"eligible property" has the meaning assigned by subsection 85(1.1) of the ITA,

2.5

"exempt supply" has the meaning assigned by subsection 123(1) of the ETA,

2.6

"financial instrument" has the meaning assigned by subsection 123(1) of the ETA,

2.7

"paid-up capital" has the meaning assigned by subsection 89(1) of the ITA,

2.8

"prescribed" has the meaning assigned by subsection 248(1) of the ITA or paragraph 1(2)(g) of the ACTA, as the context may require,

2.9

"proceeds of disposition" has the meaning contemplated by section 54 of the ITA,

2.10

"qualified party" has the meaning assigned by subsection 14.1(5) of the ACTA, and

2.11

"taxable Canadian corporation" has the meaning assigned by subsection 89(1) of the ITA.

3.

Interpretation

3.1

The recitals and the schedules to this Agreement form part of this Agreement, and, where required by the context, any reference to this Agreement includes a reference to the recitals and the schedule.

3.2

In this Agreement a reference to a "Schedule", "Section", "Subsection" or "Paragraph" followed by a letter or number means or refers to the specified schedule, section, subsection or paragraph of this Agreement.

3.3

Where a term or expression is defined in the preamble of this Agreement or in Section 1 or 2, the definition shall apply throughout this Agreement.  Where a term or expression is defined in another Section, the definition shall apply only in that Section.

3.4

In this Agreement

(a)

words importing the singular number include the plural and vice versa,

(b)

words importing gender include masculine, feminine and neuter genders, and

(c)

where a term or expression is defined herein, derivatives of that term or expression have corresponding meanings.

3.5

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta, without reference to conflicts of laws principles.

3.6

All express or implied references in this Agreement to dollars or monetary amounts are references to Canadian currency.

4.

Sale and Purchase of Assets

4.1

The Vendor hereby sells and the Purchaser hereby purchases the Assets as of the Effective Time, free and clear of any and all liens, charges and encumbrances of any nature.

4.2

The Vendor hereby irrevocably waives all of his moral rights in the Assets, and hereby waives all other similar rights with respect to association with or integrity in the Assets, whether arising under copyright legislation or otherwise

5.

Price

5.1

The Price for the Assets is the amount that is equal to the fair market value of the Assets at the Effective Time, which is understood to be the amount specified as such in Schedule A.

5.2

The Price shall be paid by the Purchaser issuing the Consideration Shares, as fully paid and non-assessable, to the Vendor.

5.3

Upon issuing the Consideration Shares, the Purchaser shall add the Stated Capital Amount to the stated capital account for those shares.

6.

Intention

6.1

It is the intention of the Vendor to dispose of the Assets to the Purchaser on a tax-deferred (or rollover) basis pursuant to subsection 85(1) of the ITA and section 14.1 of the ACTA or such other fiscal legislation of another jurisdiction as may be applicable.

6.2

It is the intention of the Parties to effect the disposition of the Assets for consideration equal to the fair market value of the Assets at the Effective Time and to elect under subsection 85(1) of the ITA that the proceeds of disposition be equal to the Election Amount.

6.3

It is the intention of the Purchaser to exercise all reasonable efforts to effectively market and commercially develop the Assets so as to maximize Gross Revenues and give effect to the objectives of the Parties as set forth in the "Preferred Shares, Series

7.

Elections

7.1

The Parties agree that they will

(a)

jointly elect under subsection 85(1) of the ITA, in prescribed form and in accordance with subsection 85(6) of the ITA, that the amount agreed upon for the purposes of paragraph 85(1)(a) of the ITA in respect of the Assets shall be equal to the Election Amount,

(b)

if considered advisable and if each Party is a qualified party, jointly elect under subsection 14.1(3) of the ACTA, in prescribed form and in accordance with subsection 14.3(3) of the ACTA, that the amount agreed upon for the purposes of subsection 14.1(4) of the ACTA in respect of the Assets shall be the amount set out in such election (the "Provincial Election"), and

(c)

execute and file all documents required to give effect to the election referred to in Paragraph 7.1(a) (the "Federal Election") and the Provincial Election, if any.

7.2

Where the Parties make both a Federal Election and a Provincial Election and where the Election Amount in the Provincial Election differs from the Election Amount in the Federal Election,

(a)

the Election Amount for the Federal Election shall be as set out in Schedule A,

(b)

the Parties shall attach to this Agreement a copy of the Provincial Election or an additional schedule, which, in either case, shall form part of this Agreement and shall set out the Election Amount for the Provincial Election, and

(c)

Subsection 1.7 and Section 8 shall apply, with such modifications as each context may require, to both the Federal Election and the Provincial Election.

8.

Price and Election Amount Adjustment Clause

If, at a particular time after the Effective Time,

8.1

the Parties acknowledge in writing, or

8.2

a Competent Authority determines (and neither Party has objected to or appealed from the determination, or, alternatively, all rights of objection and appeal have been exhausted)

that

8.3

the actual fair market value of the Assets at the Effective Time (the "Redetermined FMV") was greater than or less than the amount which was previously understood by the Parties to be the fair market value of the Assets at the Effective Time (the "Understood FMV"), or

8.4

the actual adjusted cost base to the Vendor of the Assets at the Effective Time (the "Redetermined ACB") was greater than or less than the amount which was previously understood by the Parties to be the adjusted cost base to the Vendor of the Assets at the Effective time (the "Understood ACB"), this Agreement shall be deemed always to have been amended as necessary

8.5

to substitute the Redetermined FMV for the Understood FMV, particularly for the purpose of quantifying the Price and the Election Amount,

8.6

to substitute the Redetermined ACB for the Understood ACB, particularly for the purpose of quantifying the Election Amount, and

8.7

to make any other related or corresponding adjustments to any provision of this Agreement which may be necessary to carry out the intention of the Parties,

and these amendments shall be deemed always to have been included in this Agreement, and the Parties agree,

8.8

if necessary, jointly to make an amended election under subsection 85(7.1) of the ITA, in prescribed form, in which the Election Amount shall be quantified by reference to the Redetermined FMV or the Redetermined ACB, as the case may be,

8.9

to execute and file all documents required to give effect to the amended election referred to in Subsection 8.8, and

8.10

to implement all necessary financial adjustments, if any,

so as to place the Parties in the position in which they would have been if the Redetermined FMV had always been used in quantifying the Price and the Election Amount and if the Redetermined ACB had always been used in quantifying the Election Amount.

8.11

In the event of a redetermination of the fair market value of the Assets pursuant to this Article 8, the aggregate redemption amount of the Consideration Shares shall be adjusted so as to be equal to the fair market value of the assets as redetermined and the adjusted redemption amount per share of the Consideration Shares shall thereafter be as determined in accordance with the articles of incorporation of the Corporation.

8.12

In the event that any portion of the Consideration Shares shall have been redeemed or purchased for cancellation by the Purchaser prior to any redemption amount pursuant to this article 8, then:

(a)

if the amount paid on redemption or purchase exceeds the aggregate redemption amount, determined in accordance with this article, of that portion of Consideration Shares redeemed or purchased for cancellation, then the difference shall be a debt due and owing by the Vendor to the Purchaser;

(b)

if the amount paid on redemption or purchase is less than the aggregate redemption amount, determined in accordance with this article, of that portion of the Consideration Shares redeemed or purchased for cancellation, then the difference shall be a debt due and owing by the Purchaser to the Vendor.

9.

Delivery

Upon the Vendor having delivered to the Purchaser the Assets the Purchaser shall deliver to the Vendor share certificates representing the Consideration Shares.

10.

Representations and Warranties

10.1

Subject to Section 10.2 the Vendor represents and warrants to the Purchaser that:

(a)

the Vendor is the owner of the Assets and has good and marketable title thereto;

(b)

the Vendor has the right to use or otherwise exploit the Assets, and the Assets will be owned and available to use or otherwise exploit by the Purchaser, without geographic limit, on identical terms and conditions immediately after, and after giving effect to, the assignments contained herein;

(c)

the Assets were created solely: (i) by the Vendor; (ii) by the Vendor's full-time employees during the course of their employment who have waived, in writing, the whole of their moral rights in the Assets; or (iii) by the Vendor's independent contractors who have assigned to the Vendor, in writing, all of their right, title and interest in the Assets and have waived, in writing, the whole of their moral rights in the Assets;

(d)

no assignment, sale, agreement or encumbrance has been made or entered into that would conflict with this Agreement or the matters contemplated hereby, and the Vendor has not granted any rights or options in respect of the Assets nor entered into any agreements authorizing the use or other exploitation of the Assets;

(e)

the Vendor has no knowledge or information of any facts which would affect the validity, enforceability, scope or registrability of any rights in the Assets;

(f)

the Vendor has no knowledge or information of any facts which would suggest that the use of the Assets would (i) violate, infringe or interfere with any intellectual property or other rights of any third party, or (ii) require any payment in respect of the same other than governmental registration fees;

(g)

the Vendor has no knowledge or information of any notice, complaint, threat, claim, demand or counterclaim, which has been asserted by any third party with respect to, or challenging or questioning the ownership, validity or enforceability or the right to use the Assets and there is no valid basis for any such notice, complaint, threat, claim demand or counterclaim;

(h)

the Vendor has no knowledge or information of any facts which would suggest that any third party is infringing the rights of the Vendor in respect of the Assets;

(i)

the Vendor has not caused any rights in respect of the Assets to be abandoned through failure to pay any governmental fee and all such fees are fully paid as at the date hereof;

(j)

no person or other entity, other than the Purchaser, has any agreement or option or any right capable of becoming an agreement for the purchase from the Vendor of the Assets, and

(k)

the Vendor is a resident of Canada for all purposes of the ITA.

10.2

The parties acknowledge that the Assets were subject to an Amended and Restated Technology Agreement dated December 31, 2005 which has subsequently been terminated.

10.3

The Purchaser represents and warrants to the Vendor that

(a)

the Purchaser is a taxable Canadian corporation;

(b)

the Purchaser is a validly subsisting corporation with full right, power and authority to enter into and perform all its obligations under this Agreement; and

(c)

all corporate and other proceedings required to be taken by the Purchaser to authorize this Agreement and the transactions provided for herein have been or will be validly taken.

10.4

The representations and warranties set forth in Subsections 10.1 and 10.2 shall survive the completion of this Agreement and continue in full force and effect.

10.5

The Parties acknowledge that notwithstanding any other provision in this Agreement, in the event that it is determined that the Assets are subject to goods and services tax ("GST") as provided for in the Excise Tax Act (Canada), the Purchaser shall hold harmless and indemnify Vendor and any successors and assign of Vendor from, against and in respect of any GST, including any penalties and interest in respect thereof, that may be assessed or reassessed against Vendor in respect of the transactions described herein.  Purchaser further agrees to forthwith pay all such amounts upon written request by Vendor provided in accordance with the provisions hereof.

11.

Further Acts & Agreements

11.1

The parties shall execute and deliver to each other all such bills of sale, assignments, instruments of transfer, deeds, assurances, consents and other documents as shall be necessary or desirable to implement this Agreement and give effect to the assignment of the Assets contained herein.

11.2

On request and without further consideration, the Vendor shall assist the Purchaser with all such things and execute all such further assurances, applications, instruments and other documents as may be reasonably requested by the Purchaser to make such registrations, recordings and filings as may be required or desirable in connection with the implementation of this Agreement or the assignments contained herein.

11.3

On request and without further consideration, the Vendor shall communicate to the Purchaser or its representatives or nominees any facts known respecting the Assets and testify in any legal proceeding, sign all applications and other lawful papers, execute all divisional, continuing and reissue applications, make all rightful oaths and generally do everything possible to aid the Purchaser, its successors, assigns and nominees to obtain and enforce intellectual property and other protections for the Assets, worldwide. If the Purchaser is unable to secure the Vendor's signature to apply for or to pursue any application for such registration or protection, whether due to the Vendor's incapacity or refusal or otherwise, the Vendor hereby irrevocably authorizes the Purchaser to appoint one of its officers or agents as the Vendor's agent and attorney in fact, such appointment being coupled with an interest and to endure beyond any mental incapacity of the Vendor, to act for and on behalf of the Vendor, to execute and file any such applications and to perform all other lawfully permitted acts to further the prosecution and issuance of such applications with the same legal force and effect as if executed or performed by the Vendor.  The Vendor hereby waives and quit claims to the Purchaser any and all claims, of any nature whatsoever, which the Vendor now or may hereafter have for infringement of any patents or copyright or any other registration or legislative protection resulting from any application for registration or protection of the Assets.

11.4

The parties shall execute and deliver to each other the Technology Ownership Agreement, in the form attached hereto as Schedule B to this Agreement.

12.

Benefit and Binding Nature

This Agreement shall enure to the benefit of and be binding upon the Parties, together with their respective successors and assigns.

13.

Counterparts

13.1

This Agreement may be executed in several counterparts, no one of which needs to be executed by both Parties.  Each counterpart, including a facsimile transmission of this Agreement, shall be deemed to be an original and shall have the same force and effect as an original.  All counterparts together shall constitute but one and the same instrument.

13.2

In the event that a facsimile transmission of this Agreement is signed, the hard copy thereof may be signed subsequently, but it shall be dated concurrently with the facsimile transmission.

EXECUTION

This Agreement has been executed by the Parties on the 31st day of December, 2006.

c/s
Witness as to the signature of Mr. Liszicasz	MR GEORGE LISZICASZ

ENERGY EXPLORATION TECHNOLOGIES INC.

Per:	c/s

SCHEDULE A

EFFECTIVE DATE AND TIME

EFFECTIVE DATE:

31st December 2006

EFFECTIVE TIME:

5:00 pm MT on the Effective Date

PARTICULARS OF PROPERTY DISPOSED OF AND CONSIDERATION RECEIVED

Assets				Consideration Shares
Description	Fair Market Value	Adjusted cost base	Election Amount	Description	Fair Market Value	Stated Capital
SFD Technology	$5,7 Million	$0.01	$0.01	10,000,000 Preferred Shares of Purchaser	$5,7 Million	$0.01

All in Canadian Dollars

For the purposes of this Agreement, "SFD Technology" has the meaning ascribed thereto in the SFD Technology Ownership Agreement attached hereto as Schedule "B".

SCHEDULE  B

SFD TECHNOLOGY OWNERSHIP AGREEMENT

SCHEDULE  C

1. Hostile Take Over -- Following the Effective Date, on the occurrence of a Hostile Acquisition the rights the Corporation has to the SFD technology within the Corporation's Field of Use shall become non-exclusive in respect of Liszicasz and the Corporation.  If the Corporation enters into any acquisition agreement as approved by the directors of the Corporation, which would result in a Change of Control of the Corporation, this clause will be of no further effect.

In this Schedule C the following terms shall have the following meanings:

"Change of Control" means any of the following:

(a)

the sale by the Corporation of all or substantially all of the assets of the Corporation;

(b)

the acquisition by any person of shares or other securities of the Corporation having rights of purchase, conversion or exchange into common shares of the Corporation which together with securities of the  held by such person, together with persons acting jointly or in concert (as those terms are defined by the Securities Act (Alberta)) with such person, exceeds 50% of the issued and outstanding shares of the Corporation;

(c)

the amalgamation or merger of the Corporation with or into any one or more other corporations (other than: (a) an amalgamation or merger of the Corporation with or into a subsidiary (as such term is defined in the Business Corporations Act (Alberta)) of the Corporation; or

(d)

the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (a), (b) or (c) referred to above.